Encana’s DJ Basin sale expected to close in the second quarter of 2016

Calgary, Alberta (December 21, 2015) TSX, NYSE: ECA

Encana Corporation announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., expects the previously announced sale of its DJ Basin assets to Crestone Peak Resources, 95 percent owned by Canada Pension Plan Investment Board and five percent by The Broe Group, to close in the second quarter of 2016.

Encana and Crestone Peak Resources remain committed to closing this transaction and Crestone Peak Resources has increased its deposit. Material terms of the transaction, including the purchase price, remain unchanged.

The sale has an effective date of April 1, 2015 and includes all of Encana’s DJ Basin acreage in Colorado, comprising 51,000 net acres.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS –This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include the timing of closing of the transaction, the proceeds from the transaction and the use of proceeds therefrom.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: enforceability of the agreement; the ability of the parties to satisfy closing conditions; the value of adjustments to the expected proceeds from the transaction; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing the transaction including whether it will close on a timely basis or at all; the resolution of third party issues; the nature of adjustments that reduce the proceeds to Encana; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brendan.McCracken@encana.com

Brian Dutton

(403) 645-2285

Brian.Dutton@encana.com

Patti Posadowski

(403) 645-2252

Patti.Posadowski@encana.com

Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Simon.scott@encana.com Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553 Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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